

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53159

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105. W. Adams St., Suite 2175

(No. and Street)

Chicago   Illinois   60603

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. O'Connor   (573) 659-4443

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman LLC

(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, 17th Floor   Chicago   Illinois   60611

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its posse

KW
3/10

12012152

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

QL
3/13

OATH OR AFFIRMATION

I, ___James T. O'Connor___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Retirement Plan Advisors, Inc.___ , as
of ___December 31___ , 20 _11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Chief Financial Officer___
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEX



Board of Directors
Retirement Plan Advisors, Inc..
Jefferson City, Missouri

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (the Company) as of December 31, 2011, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. A predecessor auditor reported on the financial statements of the prior period before restatement. We also audited the adjustments described in Note 11 that were applied to restate the 2010 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Topel Forman, L.L.C.

Certified Public Accountants

Chicago, Illinois
February 23, 2012

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	204,810
Commissions Receivable		349,720
Due from RPA, LLC		4,593
Due from Field Reps		31,410
Note Receivable		83,402
Intangible Assets, Net of Accumulated Amortization of $19,985		149,375
TOTAL ASSETS	$	823,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to RPA, LLC	$	71,679
Accrued Payroll Liabilities		68,585
Accrued Expenses		120,067
Income Taxes Payable		21,819
Deferred Income Taxes		110,800
Total Liabilities	$	392,950
Stockholders' Equity		430,360
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	823,310

(The accompanying notes to financial statements are an integral part of these statements.)

REVENUES:

Commission Income	$	3,021,523
Consulting and service fees		383,288
Total Revenues	$	3,404,811

OPERATING EXPENSES:

Administration/operations charges	$	1,429,563
Amortization		15,872
Bank charges		1,212
Compensation Expense		22,588
Compliance fees		2,445
Computer technology charges		7,789
Insurance		187,288
Licenses and permits		23,800
Miscellaneous		1,315
Payroll wages		1,626,845
Payroll taxes		100,375
Payroll processing fees		1,784
Professional fees		70,025
Retirement plan contribution		48,393
Total Operating Expenses	$	3,539,294

Operating Loss	$	(134,483)

Other Income (Expense):

Interest income	$	7,424
Interest expense		(2,945)
Net Other Income	$	4,479

Net Loss Before Income Tax Benefit	$	(130,004)
Income Tax Benefit		(4,098)
Net Loss	$	(125,906)

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2010, as Orignally reported	$ 57,200	$ 31,263	$ 103,781	$ (116,700)	$ 75,544
Prior Period Adjustment	-	86,803	253,706	-	340,509
Balances at December 31, 2010, as restated	$ 57,200	$ 118,066	$ 357,487	$ (116,700)	$ 416,053
Net Loss	-		(125,906)		(125,906)
Reissue Treasury Stock	56,126	(53,801)	(1,400)	116,700	117,625
Compensation Expense	-	22,588	-	-	22,588
Balances at December 31, 2011	$ 113,326	$ 86,853	$ 230,181	$ -	$ 430,360

The Company has 1,000,000 authorized shares of no par value common stock, of which 100,000 were issued and outstanding at December 31, 2011.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITES:		
Net Loss	$	(125,906)
Adjustments to reconcile net loss to net cash provided		
by operating activites:		
Amortization		15,872
Compensation Expense		22,588
Deferred Income Taxes		(63,300)
(Increase) Decrease In:		
Commissions Receivable		132,269
Due from RPA, LLC		(345)
Due from Field Reps		(31,410)
Increase (Decrease) In:		
Due to RPA, LLC		11,228
Accrued Payroll Liabilities		13,653
Accrued Expenses		10
Income taxes payable		8,669
NET CASH USED BY OPERATING ACTIVITIES	$	(16,672)
CASH FROM INVESTING ACTIVITIES:		
Principal payments received on notes receivable	$	27,078
CASH FROM FINANCING ACTIVITIES:		
Proceeds from reissuance of treasury stock	$	117,625
NET INCREASE IN CASH	$	128,031
CASH BEGINNING OF YEAR		76,779
CASH END OF YEAR	$	204,810

Supplemental Disclosure of Cash Flow Information

Cash Paid During the Year For:		
Interest	$	2,945
Income taxes	$	55,733

Schedule of Noncash Investing Activities

Intangible asset acquired through increase in accrued expenses	$	120,000

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the Company or RPA, Inc.) is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C. The Company converted to an S-Corporation effective January 1, 2012 (see Note 13).

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company files U.S. Federal and State of Illinois income tax returns. The Company is no longer subject to examination by U.S. Federal and state tax authorities for the years ended before December 31, 2008. There were no unrecognized tax positions as of December 31, 2011 or 2010. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

DEFERRED INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences are due to the Company preparing its tax return on the cash basis of accounting and presenting its financial statements on the accrual basis. In addition, intangible assets are amortized over different periods for book and tax purposes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned on assets under management but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2011 and therefore the Company has not recorded an allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

Property and Equipment are stated at cost and depreciated for financial reporting purposes using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the Company uses Internal Revenue Service's prescribed lives and accelerated methods. Deferred income taxes are recognized for the temporary differences between financial reporting and income tax, if any. Property and equipment consisted of computer equipment with a cost of $11,820 and office furniture and equipment with a cost of $9,412. Total cost of property and equipment was $21,232 at December 31, 2011. Accumulated depreciation on property and equipment was $21,232 at December 31, 2011. There was no depreciation expense for the year ended December 31, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

INTANGIBLES ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives. Following is a summary of the expected amortization expense for each of the next five years:

2012	$	33,872
2013		33,872
2014		33,872
2015		29,759
2016		18,000
	$	149,375

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

3. RELATED PARTIES:

The Company is an affiliate with Retirement Plan advisors, LLC (RPA, LLC) and Mexico Road Property, LLC by way of certain stockholders being members of the respective LLC's. During the year ended December 31, 2011, the related companies shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the year ended December 31, 2011:

Administration/Operations Charges from RPA, LLC	$1,429,563
Consulting/Service Fees Billed and Paid by RPA, LLC	$194,475

The Company owed $71,679 to RPA, LLC and RPA, LLC owed $4,593 to the Company at December 31, 2011.

4. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $48,393 for the year ended December 31, 2011.

5. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

RETIREMENT PLAN ADVISORS, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

6. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily. As of December 31, 2011, the Company had net capital and net capital requirements of approximately $276,973 and $18,810, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

7. DUE FROM FIELD REPS:

During 2011, the Company entered into new agreements with its field representatives in which the Company would incur some expenses on behalf of the field representatives in return for reimbursement following each quarter end. As of December 31, 2011, the amount due from field representatives was $31,410.

8. NOTES RECEIVABLE:

On October 1, 2010 the Company sold a financial services territory to one of its field representatives for $117,000. In addition, the Company agreed to finance this sale over four years at an annual interest rate of 6.0%, payable in 96 semi-monthly installments. As of December 31, 2011, the outstanding balance was $83,402.

9. INTANGIBLE ASSETS:

On August 1, 2010, the Company purchased a financial services territory from one of its field representatives at a cost of $49,360. This was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $13,985.

On October 21, 2011, the Company purchased a financial services territory from an independent sales representative for approximately $120,000, payable on November 30, 2012. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $6,000. The actual payment price in 2012 could vary based on the terms of the agreement. In the event that the actual payment price varies from $120,000, appropriate adjustments will be made to the intangible and accumulated amortization.

10. INCOME TAX:

During 2011, the Internal Revenue Service completed its audit of the Company's 2008 federal income tax return. The final results of the audit determined that the Company owed an additional $34,703 in Federal Income Tax and $2,945 in associated interest. The Company further amended its state tax return which resulted in an additional $8,699 in Illinois State Income Tax. The Company's effective tax rate is higher than the normal tax rate due to the additional assessments made as a result of the IRS audit.

The provisions for income taxes consist of the following components at December 31, 2011:

Federal		
Current	$	9,500
Deferred		(58,300)
2008 IRS Audit		34,703
Total	$	(14,097)
State		
Current	$	6,300
Deferred		(5,000)
2008 IRS Audit		8,699
Total	$	9,999
Total Income Tax Benefit	$	(4,098)

10. INCOME TAX: (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consists of the following at December 31, 2011:

Deferred Tax Assets:		
Current Deferred Tax Assets	$	34,300
Long-Term Deferred Tax Assets		3,300
Total Deferred Tax Assets	$	37,600
Deferred Tax Liabilities:		
Current Deferred Tax Liabilities	$	127,500
Long-Term Deferred Tax Liabilities		20,900
Total Deferred Tax Liabilities	$	148,400
Net Deferred Tax Liabilities	$	110,800

11. PRIOR PERIOD ADJUSTMENT:

During the year it was discovered that previously recorded revenues and expenses were understated. In addition certain errors in reporting stock options were also discovered. Accordingly, an entry was made to increase revenues and expenses by a net of $439,721 and increase additional paid in capital by $86,803. A corresponding entry was made to increase retained earnings by $253,706 (net of related income tax expenses of $186,015).

12. STOCK OPTIONS AND EQUITY TRANSACTIONS:

The Company has elected to use the calculated value method to account for the options issued in 2009. The Company issued stock options for 5,000 shares on September 1, 2009 to be exercised at varying prices starting at $50 per share. The stock options expire on December 31, 2019. Using the Black-Scholes option pricing model, management has determined that the options issued in 2009 have a calculated value of $25.21 per share. Total compensation cost associated with these options is $126,071 will be recognized over the service period that began on the grant date (one to five years). Compensation cost recognized for the year ended December, 31, 2011 amounted to $22,588.

12. STOCK OPTIONS AND EQUITY TRANSACTIONS: (Continued)

The assumptions used and weighted average calculated value of options are as follows for the year ended December 31, 2011:

Risk-free interest rate	3.26%
Expected volatility	40.0%
Expected life in years	10
Service period in years	5
Weighted average calculated value of options granted	$ 25.21

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2011:

	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	5,000	$ 62.50
Granted	-	
Exercised	(2,000)	$ 51.25
Options outstanding, end of year	3,000	$ 70.00

At December 31, 2011, options for 500 shares at an exercise price of $55 were vested and exercisable. These options have a remaining contractual term of eight years. Compensation cost of $16,680 has not been recognized on nonvested awards. The weighted average period over which it is expected to be recognized is 2.1 years.

On March 3, 2011, options were exercised for 1,500 shares at a price of $50 per share and options for 500 shares at a price of $55 per share. The Company received $102,500 from employees upon exercise of the options. As of December 31, 2011, options remain for 3,000 shares.

In addition, on March 3, 2011, the Company issued 275 shares out of treasury stock for $15,125.

13. SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 22, 2012, the date of which the financial statements were available to be issued.

CPG

On January 1, 2012, the Company joined Continuity Partners Group, LLC ("CPG"). The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company will receive services from CPG, and direct an agreed-upon percentage of revenues derived from Cambridge Investment Research Group ("CIR") to CPG.

S-CORP ELECTION

During 2011, the Company's stockholders voted to change the Company from a Corporation to an S-Corporation effective January 1, 2012. The Company has not determined the effect of converting to an S-Corporation will have on its effective tax rate or the calculation of its deferred tax liability. It's possible the actual liability could be different than the estimated amount and that difference could be material to the Company's financial statements.

STOCK ACTIVITY

The Company anticipates two of its majority stockholders to sell shares of stock during 2012. The sale of stock will be to existing stockholders and one registered representative who is supervised by the Company.

Subsequent to year end, the Company entered into an agreement to repurchase 1,000 shares of Company stock for approximately $82,350. The expected closing date is March 14, 2012.

SUPPLEMENTAL INFORMATION

Date: 2/22/12 3:08 PM
Status: Amendment - Submitted

BROKER OR DEALER

RETIREMENT PLAN ADVISORS, INC.

as of   12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$	430,360	3480
2. Deduct ownership equity not allowable for Net Capital	(	0)	3490
3. Total ownership equity qualified for Net Capital		430,360	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)		110,800	3525
5. Total capital and allowable subordinated liabilities	$	541,160	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 264,187 [3540]		
B. Secured demand note deficiency	[3590]		
C. Commodity futures contracts and spot commodities- proprietary capital charges	[3600]		
D. Other deductions and/or charges	[3610]	(264,187)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net Capital before haircuts on securities positions	$	276,973	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :			
A. Contractual securities commitments	$ [3660]		
B. Subordinated securities borrowings	[3670]		
C. Trading and investment securities:			
1. Exempted securities	[3735]		
2. Debt securities	[3733]		
3. Options	[3730]		
4. Other securities	[3734]		
D. Undue concentration	[3650]		
E. Other (List)	[3736]	( )	3740
10. Net Capital	$	276,973	3750

OMIT PENNIES

Date: 2/22/12 3:08 PM
Status: Amendment - Submitted

BROKER OR DEALER

RETIREMENT PLAN ADVISORS, INC.   as of   12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ _____18,810_ 3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ _____5,000_ 3758
13. Net capital requirement (greater of line 11 or 12) .... $ _____18,810_ 3760
14. Excess net capital (line 10 less 13) .... $ _____258,163_ 3770
15. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ _____248,758_ 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ _____282,150_ 3790

17. Add:
    A. Drafts for immediate credit .... $ _____ 3800
    B. Market value of securities borrowed for which no
        equivalent value is paid or credited .... $ _____ 3810
    C. Other unrecorded amounts (List) .... $ _____ 3820 $ _____ 3830
19. Total aggregate indebtedness .... $ _____282,150_ 3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... % _____101.87_ 3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... % _____0.00_ 3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
    to Rule 15c3-3 prepared as of the date of net capital computation including both
    brokers or dealers and consolidated subsidiaries' debits .... $ _____ 3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... $ _____ 3880
24. Net capital requirement (greater of line 22 or 23) .... $ _____ 3760
25. Excess net capital (line 10 less 24) .... $ _____ 3910
26. Net capital in excess of the greater of:
    5% of combined aggregate debit items or 120% of minimum net capital requirement .... $ _____ 3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
    covered by subordination agreements not in satisfactory form and the market values of the memberships in
    exchanges contributed for use of company (contra to item 1740) and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

RETIREMENT PLAN ADVISORS, INC.
RECONCILIATION OF NET CAPITAL AS REPORTED IN THE COMPANY'S UNAUDITED FOCUS REPORT TO THE COMPUTATION HEREIN
DECEMBER 31, 2011

Net capital as reported by the Company's unaudited FOCUS Report-Part IIA Filing	$ 276,973
Audit adjustment	-
Net Capital as reported herein	$ 276,973

BROKER OR DEALER		
RETIREMENT PLAN ADVISORS, INC.	as of	12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, Identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ _____ X _____ |4550|

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... _____ |4560|

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

_____ |4335| _____ |4570|

D. (k) (3) - Exempted by order of the Commission .... |4580|



Independent Auditors' Report on Internal Control
To the Board of Directors
Retirement Plan Advisors, Inc.

In planning and performing our audit of the financial statements of Retirement Plan Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) , in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006   Fax (312) 642-0535

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, time and extent of the procedures performed in our audit of the financial statements of Retirement Plan Advisors, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 23, 2012. During 2011, the Company discovered it had not properly recorded certain revenues and expenses on an accrual basis as of December 31, 2010. In addition, the Company had not properly accounted for certain stock options that were granted in 2009. The Company has corrected these errors by restating its opening retained earnings as of December 31, 2010 to appropriately account for these items.

We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, time and extent of the procedures performed in our audit of the financial statements of Retirement Plan Advisors, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 23, 2012.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Topel Forman LLC

Topel Forman, L.L.C.

Chicago, Illinois
February 23, 2012